UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Integrated Measurement Systems, Inc.
(Name of Issuer)

Common Stock
(Title and Class of Securities)

457923100
(CUSIP Number)

May 31, 2001
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]     Rule 13d-1(b)

[_]     Rule 13d-1(c)

[_]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G

CUSIP No.       457923100       Page 2

1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                Invista Capital Management, LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                (a)
                (b)

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware


NUMBER OF       5       SOLE VOTING POWER               0
SHARES
BENEFICIALLY    6       SHARED VOTING POWER             0
OWNED BY
EACH            7       SOLE DISPOSITIVE POWER          0
REPORTING
PERSON WITH     8       SHARED DISPOSITIVE POWER        0


9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0

10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES (See Instructions)

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                0

12      TYPE OF REPORTING PERSON (See Instructions)

                IA


SCHEDULE 13G

CUSIP No. 457923100     Page 3

1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                Principal Mutual Holding Company

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                (a)
                (b)

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION

                Iowa


NUMBER OF       5       SOLE VOTING POWER               0
SHARES
BENEFICIALLY    6       SHARED VOTING POWER             0
OWNED BY
EACH            7       SOLE DISPOSITIVE POWER          0
REPORTING
PERSON WITH     8       SHARED DISPOSITIVE POWER        0


9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0

10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES (See Instructions)

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                0

12      TYPE OF REPORTING PERSON (See Instructions)

                HC

Item 1(a).  Name of Issuer:

        Integrated Measurement Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

        9525 S.W. Gemini Drive
        Beaverton, OR  97008

Item 2(a).  Name of Person Filing:

        Invista Capital Management, LLC
        Principal Mutual Holding Company

Item 2(b).  Address of Principal Business Office, or, if None, Residence:

        Invista Capital Management, LLC
        699 Walnut
        1900 Hub Tower
        Des Moines, IA  50309

        Principal Mutual Holding Company
        711 High Street
        Des Moines, IA  50392-0088

Item 2(c).  Citizenship:

        Invista Capital Management, LLC - State of Delaware
        Principal Mutual Holding Company - State of Iowa

Item 2(d).  Title of Class of Securities:

        Common Stock

Item 2(e).  CUSIP Numbers:

        457923100

Item 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d 2(b) or (c), check whether the person filing is a:

        (e) [X] An investment adviser in accordance with section 240.13d 1(b)(1)(ii)(E)
        (g) [X] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

Item 4.  Ownership:

(a) Amount Beneficially Owned

0 Shares Common Stock presently held by Invista Cap. Mgmt
0 Shares Common Stock presently held by Principal Mutual Holding
Company

(b) Percent of Class

0 Invista Capital Management
0 Principal Mutual Holding Company

(c) Number of shares as to which the person has:

(i) Sole Power to Vote or Direct the Vote

0 Invista Cap. Mgmt
0 Principal Mutual Holding Company

(ii) Shared Power to Vote or Direct the Vote

0 Shares Common Stock presently held by Invista Cap. Mgmt
0 Shares Common Stock presently held by Principal Mutual Holding
Company

(iii) Sole Power to Dispose or to Direct the Disposition of

0 Invista Cap. Mgmt
0 Principal Mutual Holding Company

(iv) Shared Power to Dispose or to Direct the Disposition of

0 Shares Common Stock presently held by Invista Cap. Mgmt
0 Shares Common Stock presently held by Principal Mutual Holding
Company

Item 5.  Ownership of Five Percent or Less of a Class:

        X

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

        N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        See Exhibit attached

Item 8.  Identification and Classification of Members of the Group

        N/A

Item 9.  Notice of Dissolution of Group

        N/A

Item 10(b).  Certification

By signing below I certify, to the best of my knowledge and belief, the securities referred to above were not acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVISTA CAPITAL MANAGEMENT, LLC

By /s/ Tim M. Howald
Tim M. Howald, Chief Financial and Compliance Officer

Principal Mutual Holding Company
By:  INVISTA CAPITAL MANAGEMENT, LLC

By /s/ Tim M. Howald
Tim M. Howald, Chief Financial and Compliance Officer

Dated Thursday, June 07, 2001


EXHIBIT 99.1

Invista Capital Management, LLC
Item 3 Classification:
(e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.